Exhibit 99.8

Further explanations of shareholders' rights

pursuant to Sections 122 (2), 126 (1), 127, 131 (1) of the German Stock Corporation Act (AktG)

Annual General Meeting of VIA optronics AG on December 29, 2022

Requests for additions to the agenda pursuant to Section 122 (2) of the German Stock Corporation Act (AktG)

Shareholders whose shares together or individually reach the pro rata amount of EUR 226,536.00 (corresponding to 226,536 shares in the Company) may request that items be added to the agenda and published ("request for additions"). Each new item must be accompanied by a statement of reasons or a resolution proposal. Furthermore, the person submitting the request must prove that they have held the shares for at least 90 days prior to the date of receipt of the request for addition by the Company and that they continue to hold the shares until a decision on the request for addition is made. Pursuant to Section 70 of the German Stock Corporation Act (AktG), certain crediting options exist.

The request for an addition must be addressed in writing to the Management Board of the Company and must be received by it at least 24 days prior to the General Meeting (not counting the day of the General Shareholders’ Meeting and the day of receipt), i.e. at the latest by the end of Sunday, December 4, 2022, 24:00 hours (CET). Therefore, please send corresponding requests for supplements to the following address:

VIA optronics AG

Management Board

Sieboldstraße 18

90411 Nuremberg

Proper requests for additions to the agenda must be announced by the Company in the same way as the notice of the General Shareholders’ Meeting without undue delay after receipt of the request for additions, unless they have already been announced with the notice of the General Shareholders’ Meeting.

The legal provisions underlying these shareholder rights are as follows:

Section 122 (1) of the German Stock Corporation Act (AktG)

„(1) The general meeting is to be convened wherever stockholders, whose shares of stock, in the aggregate, are at least equivalent to one twentieth of the share capital, demand that it be so convened, doing so in writing and citing the purpose and the reasons therefor; the demand is to be addressed to the management board. The by-laws may tie the right to demand that the general meeting be convened to a different form and to possession of a lesser portion of the share capital. The petitioners are to submit proof that they have been holders of the shares of stock since at least 90 days prior to the date on which their demand is received, and that they will continue to so hold the shares until the management board takes a decision regarding their petition. Section 121 (7) applies accordingly.“

Section 122 (2) of the German Stock Corporation Act (AktG)

„(2) In like manner, stockholders whose shares of stock, in the aggregate, are at least equivalent to one twentieth of the share capital or to a stake of 500,000 euros, may demand that items of business be set out in the agenda and that notice be given by publication. Each item of business to be newly added to the agenda must include the reasons therefor or a proposal for a resolution. The demand within the meaning of sentence 1 must be received by the company at the latest 24 days prior to the general meeting, in the case of listed companies at the latest 30 days prior to the general meeting; the date on which the demand is received is not to be included in calculating the period.“

Section 121 (7) of the German Stock Corporation Act (AktG)

„(7) In the case of periods and deadlines that are counted back from the date of the general meeting, the date of the general meeting itself is not to be counted. Rescheduling the general meeting from a Sunday, a Saturday or a holiday to a preceding or subsequent business day is not an available option. Sections 187 to 193 of the Civil Code do not apply accordingly. In the case of unlisted companies, the by-laws may provide for a different calculation of the period.“

Section 70 of the German Stock Corporation Act (AktG)

„If the exercise of rights attaching to the share of stock is contingent upon the stockholder having been holder of the share of stock for a specified period of time, then a claim to transfer of title against a credit institution, a financial services provider, a securities institution or an enterprise pursuing activities in accordance with section 53 (1) sentence 1 or section 53b (1) sentence 1 or (7) of the Banking Act (Kreditwesengesetz) is equivalent to ownership of the share of stock. The period of ownership of a predecessor in title is attributed to the stockholder if they have purchased the share of stock in any of the following manners: without monetary consideration, from their trustee, as a universal successor, in the course of a distribution of assets among a community or as part of a portfolio transfer pursuant to section 13 of the Insurance Supervisory Act (Versicherungsaufsichtsgesetz – VAG) or section 14 of the Act on Savings and Loan Associations (Gesetz über Bausparkassen – BauSparkG).“

Counterproposals and election nominations by shareholders pursuant to Sections 126 (1), 127 of the German Stock Corporation Act (AktG)

Shareholders may submit to the Company counterproposals to a proposal by the Management Board and/or Supervisory Board on specific agenda items ("counterproposals") and election nominations for auditors ("election nominations"). Counterproposals and election nominations from shareholders must be made available by the Company, including the name of the shareholder, any supporting reasons and any statement by the management, via the Company's website at https://investors.via-optronics.com/investors/annual-general-meeting/ if it receives the counterproposals or election nominations together with any supporting reasons at least 14 days prior to the meeting, i.e. no later than the close of Wednesday, December 14, 2022, 24:00 hours (CET), at the address stated below:

VIA optronics AG

c/o GFEI AG

Ostergrube 11

30559 Hannover

E-Mail: namensaktien@gfei.de

Proposals or nominations addressed otherwise will not be considered. Counterproposals and election nominations from shareholders and supporting reasons that do not meet the above requirements will not be made available. In addition, counterproposals need not be made available under the conditions set out in Section 126 (2) of the German Stock Corporation Act (AktG), for example when the counterproposal would lead to a resolution of the General Shareholders’ Meeting that would be unlawful or immoral. Supporting reasons need not be made available if they exceed 5,000 characters in total. The above sentences apply mutatis mutandis to shareholder nominations for the election of auditors in accordance with Section 127 of the German Stock Corporation Act (AktG).

Election nominations also do not have to be made available if the nomination does not contain the name, profession and place of residence of the nominated person.

If several shareholders submit counterproposals or election nominations on the same subject matter, the Management Board of the Company may combine the counterproposals or election nominations and the supporting reasons (Section 126 (3) of the German Stock Corporation Act (AktG)).

It is pointed out that counterproposals and election nominations, even if they have been submitted to the Company in advance and in due time, will only be considered at the General Shareholders’ Meeting if they are made or submitted verbally there. The right of each shareholder to submit counterproposals to the various agenda items or election nominations during the General Shareholders’ Meeting without prior communication to the Company remains unaffected.

The legal provisions underlying these shareholder rights are as follows:

Section 126 (1) to (3) of the German Stock Corporation Act (AktG)

„(1) Motions by stockholders are to be made accessible to the beneficiaries set out in section 125 (1) to (3), subject to the pre-requisites listed therein, including the name of the stockholder, the reasons for which the motions are being made, and a statement, if any has been made, by the management regarding its position, provided that the stockholder has sent, at the latest 14 days prior to the date of the general meeting, a counter-motion opposing a proposal or guidance by the management board and the supervisory board regarding a certain item of business set out in the agenda, specifying the reasons therefor, to the address set out for this purpose in the invitation convening the general meeting. The date on which the counter-motion is received is not to be included in calculating the period. In the case of listed companies, the counter-motion is to be made accessible via the company’s website. Section 125 (3) applies accordingly.

(2) A counter-motion and the reasons for which it is being made need not be made accessible:

1.  inasmuch as the management board would be liable to punishment under law, were it to make such proposal accessible;

2.  if the counter-motion were to result in the general meeting adopting a resolution that is in violation of the law or of the by-laws;

3.  if the reasons make manifestly false or misleading statements regarding key aspects or if they are insulting;

4.  if a counter-motion made by the stockholder based on the same facts and circumstances has already been made accessible pursuant to section 125 for a general meeting of the company;

5.  if the same counter-motion of the stockholder, citing substantially the same reasons, has been made accessible pursuant to section 125 in the past five years to at least two general meetings of the company, and if less than one twentieth of the share capital represented voted for this counter-motion at the general meeting;

6.  if the stockholder indicates that they will not attend the general meeting and will not have a proxy represent them;

7.  if, in the past two years at two general meetings, the stockholder has failed to propose or to have proposed a counter-motion regarding which they have informed the company.

The reasons need not be made accessible if they amount to more than 5,000 characters in total.

(3) Where several stockholders propose counter-motions regarding one and the same item of business to be resolved upon, the management board may combine the counter-motions and the reasons specified for them.“

Section 127 sentence 1 to 3 of the German Stock Corporation Act (AktG)

„Section 126 applies accordingly to nominations by stockholders of candidates for the supervisory board or as statutory auditors. No reasons need be specified for the nomination. The management board need not make accessible the nomination also in those cases in which the nomination does not include the information pursuant to section 124 (3) sentence 4 and section 125 (1) sentence 5.“

Section 124 (3) sentence 4 of the German Stock Corporation Act (AktG)

„The nominations of candidates for the supervisory board or as auditors are to state their names, the profession exercised, and their places of residence.“

Right to information pursuant to Section 131 (1) of the German Stock Corporation Act (AktG)

In accordance with Section 131 (1) of the German Stock Corporation Act (AktG), in response to a verbal request made at the General Shareholders’ Meeting each shareholder must be provided with information by the Management Board at the General Shareholders’ Meeting on matters regarding the Company, insofar as the information is necessary for a proper assessment of the item on the agenda. The duty to provide information also extends to the legal and business relations of the Company with an affiliated company and to the situation of the Group and the companies included in the consolidated financial statements.

The Management Board may refrain from answering individual questions for the reasons set out in Section 131 (3) of the German Stock Corporation Act (AktG), for example when, according to sound business judgment, providing the information would be likely to cause the Company or an affiliated company a not inconsiderable disadvantage. Under Section 19 (3) of the Articles of Association, the Chairman of the General Shareholders’ Meeting may impose a reasonable time limit on the shareholder's right to ask questions and speak.

The legal provisions and provisions in the Articles of Association of the Company underlying these shareholder rights are as follows:

Section 131 (1) and (2) to (5) of the German Stock Corporation Act (AktG)

„(1) The management board is to inform each stockholder at the general meeting, upon a corresponding request being made, concerning matters pertaining to the company insofar as this is required in order to appropriately adjudge the item of business set out in the agenda. The obligation to provide information also extends to include the legal and business relations of the company with an affiliated enterprise. Where a company avails itself of the eased requirements pursuant to section 266 (1) sentence 3, section 276 or section 288 of the Commercial Code, each stockholder may request that, at the general meeting deliberating on the annual financial statements, the annual financial statements be made available to them in the form that they would be in without these eased requirements. The obligation of the management board of a parent undertaking to provide information (section 290 (1) and (2) of the Commercial Code) at the general meeting to which the consolidated financial statements and the consolidated management report are submitted also extends to cover the situation of the group and the enterprises included in the consolidated financial statements.

[…]

(2) The information provided is to comply with the principles of conscientious and faithful accounting. The by-laws or the rules of procedure pursuant to section 129 may grant authority to the person chairing the meeting to impose reasonable time limits on the stockholder’s right to ask questions and to speak, and may also allow them to make further determinations concerning the details in this regard.

(3) The management board may refuse a request for information:

1.  inasmuch as the provision of the information, when assessed applying prudent business judgment, is suited to cause a greater than insignificant disadvantage to the company or an affiliated enterprise;

2.  inasmuch as it refers to carrying values for tax purposes or the amount of individual taxes;

3.  regarding the difference between the value at which objects were stated in the annual balance sheet and a higher value of such objects, unless the general meeting approves and establishes the annual financial statements;

4.  regarding the accounting and valuation methods insofar as it suffices to cite these methods in the notes in order to accurately represent the company’s assets, financial position and revenue situation in keeping with its actual circumstances within the meaning of section 264 (2) of the Commercial Code; this does not apply if the general meeting approves and establishes the annual financial statements;

5.  inasmuch as the management board would be liable to punishment under law were it to provide the information;

6.  inasmuch as, in the case of a credit institution, a financial services provider or a securities institution, no information need be provided regarding the accounting and valuation methods applied, nor regarding the netting performed in the annual financial statements, management report, consolidated financial statements or consolidated management report;

7.  inasmuch as such information is continuously accessible on the company’s website for at least seven days prior to commencement of the general meeting, and also in its course.

Any refusal to provide information for other than the grounds set out above is not permissible.

(4) Where information has been provided to a stockholder because of their capacity as such, and this was done outside of the general meeting, it is to be provided to every other stockholder making a corresponding request at the general meeting, even if such information is not required in order to appropriately adjudge the item of business set out in the agenda. In the case of a virtual general meeting, it must be ensured that every shareholder who is electronically connected to the meeting can submit his or her request in accordance with sentence 1 by means of electronic communication. The management board may not refuse to provide the information in accordance with subsection (3) sentence 1 nos. 1 to 4. Sentences 1 to 3 do not apply if a subsidiary undertaking (section 290 (1) and (2) of the Commercial Code), a joint venture (section 310 (1) of the Commercial Code) or an associated enterprise (section 311 (1) of the Commercial Code) issues the information to a parent undertaking (section 290 (1) and (2) of the Commercial Code) for purposes of including the company in the consolidated financial statements of the parent undertaking and the information is required for this purpose.

(5) Where a stockholder’s request for information is refused, the stockholder may demand that their question and the grounds for refusing to provide the information be included in the minutes of the meeting. In the case of a virtual general meeting, it must be ensured that every shareholder who is electronically logged on to the meeting can submit his or her request in accordance with sentence 1 by means of electronic communication.“

Section 19 (3) of the Articles of Association

„With regard to the right of the shareholder to speak and submit questions, the chairman may limit the time shareholders have to do so and to stipulate further rules in this regard.“

Nuremberg, in November 2022

VIA optronics AG

The Management Board

This version of the further explanations of shareholders' rights is a translation of the German original and is prepared for the convenience of English-speaking readers. The German text shall be authoritative and shall prevail.